Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: APRIL 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Petro-Canada First Quarter 2005 News Release

2	Certificates Regarding Section 302 of the Sarbanes-Oxley Act

3	Certificates Regarding Section 906 of the Sarbanes-Oxley Act

CONTROLS AND PROCEDURES

The company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e) as of March 31, 2005.  Based on this evaluation, the company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective in providing reasonable assurances that material information required to be in this quarterly report is made known to them by others on a timely basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ Hugh L. Hooker
Date: April 26, 2005	Name:	Hugh L. Hooker
	Title:	Associate General Counsel
and Corporate Secretary